EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-3 and related Prospectus of Silgan Holdings Inc. for the registration of debt securities, common stock, preferred stock, warrants, depositary shares, purchase contracts and units, and to the incorporation by reference therein of our reports dated February 25, 2009, with respect to the consolidated financial statements and schedule of Silgan Holdings Inc. and the effectiveness of internal control over financial reporting of Silgan Holdings Inc., included in its Annual Report on Form 10-K for the year ended December 31, 2008, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Stamford, Connecticut

April 16, 2009